HIGHLIGHTS

	Three months ended

		November 30
(thousands of Canadian dollars except per share amounts)	November 30	2001
(unaudited)	2002	[restated](2)

Revenues	158,147	174,718
EBITDA(1)	44,835	45,692
Net income	8,296	3,746
Per share basic	$0.19	$0.09
Per share diluted	$0.19	$0.09
Cash flow derived from operations	37,942	52,642
Per share basic	$0.89	$1.24
Per share diluted	$0.89	$1.23
Weighted average number of Class A Voting and Class B Non-Voting shares (thousands)
Basic	42,641	42,604
Diluted	42,641	42,663

(1)	EBITDA means net income before minority interest, equity earnings from investees, income tax expense, restructuring charges, foreign exchange loss, other income, loss on sale of investments, interest on long-term debt, amortization and depreciation.

(2)	See note 2 to the consolidated financial statements which discusses the adoption of the new Canadian accounting standard with respect to foreign currency translation.

Significant Events in the Quarter

•	On October 4, 2002, Corus announced the launch of Deep Sky, a marketing solutions company for radio.

•	October 16, 2002, Corus and Shaw Communications Inc. announced the introduction of Canada’s first subscription-based Video-on-Demand (SVOD) service, Movie Central EXPRESS and launched Treehouse Theatre, a pre-school VOD offering.

•	On October 23, 2002, Corus announced that Michael Hirsh was stepping down as Chief Executive Officer of Nelvana Limited. Mr. Hirsh will remain with the Company as an advisor.

•	On November 6, 2002, Corus announced that it would combine the operations of Nelvana and Corus Television under the leadership of Paul Robertson.

•	On November 6, 2002, Corus’ Nelvana won two Gemini Awards. Maggie and the Ferocious Beast for Best Pre-School Program or Series and Nelvana’s critically acclaimed feature Santa Claus Brothers for Best Writing in a Children’s or Youth Program or Series.

•	On November 12, 2002, Corus appointed Ross Winters, Director of Programming, Corus Radio across its 52 radio stations.

Significant Events Subsequent to the Quarter

•	On December 10, 2002, at Corus’ Annual General Meeting, the Company outlined its action plan to position Nelvana as a key component of the company’s overall business strategy and announced the appointment of Doug Murphy to Executive Vice President, Business Development for Nelvana.

Management’s Discussion and Analysis

The following should be read in conjunction with the Management Discussion and Analysis and Consolidated Financial Statements and the Notes thereto included in our August 31, 2002 Annual Report. All amounts are stated in Canadian Dollars unless specified otherwise.

Supplemental Earnings Measures

In addition to providing earnings measures in accordance with Generally Accepted Accounting Principles (GAAP), the Company presents certain supplemental earnings measures and financial information. These are income before depreciation, amortization, interest, other and income taxes (EBITDA), pro forma information, and adjusted basic earnings per share. These measures and financial information do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

EBITDA

This measure is provided to assist investors in determining the ability of the Company to generate cash from operations to cover financial charges before income and expense items from investing activities, income taxes and items not considered to be in the ordinary course of business. It is also widely used for valuation purposes. A reconciliation of EBITDA (which corresponds to the line item Operating income before the following) and net income is provided in the consolidated statements of income and retained earnings. EBITDA is calculated as net income before minority interest, equity earnings from investees, income tax expense, restructuring charges, foreign exchange loss, other income, loss on sale of investments, interest on long-term debt, amortization and depreciation. A listing of these items is disclosed in the consolidated statements of income and retained earnings. These items are excluded in the determination of EBITDA as they are non-cash in nature, pre-tax, financing charges, income or expense from investing activities or are not considered to be in the ordinary course of business. EBITDA should not be considered in isolation of or as a substitute for (1) net income or loss, as an indicator of the Company’s operating performance, or (2) cash flows from operating, investing and financing activities, as a measure of the Company’s liquidity.

Pro forma information

Pro forma information (including pro forma revenues, pro forma EBITDA and pro forma EBITDA margin) is provided to assist investors in comparing results between periods after giving effect to significant acquisitions and divestitures. In particular, results from the same period in fiscal 2002 have been adjusted to reflect operating results of all businesses reporting in the current period as if the businesses had been owned for the same number of days in the prior year. Pro forma information is provided on the basis of the Company’s reportable business segments (Television, Radio and Content) for revenues and EBITDA, since there were acquisitions and/or dispositions in each of these divisions during fiscal 2002 or fiscal 2003.

Corus	2

Adjusted basic earnings per share

Adjusted basic earnings per share is provided to assist investors in comparing results between periods after giving effect to items not considered to be in the ordinary course of business and accounting policy changes. A reconciliation of basic earnings per share and adjusted basic earnings per share is provided in Appendix A. Adjusted basic earnings per share should not be considered in isolation of or as a substitute for basic earnings per share as a measure of the Company’s profitability.

Pro forma results reconciliation

The following table reconciles pro forma revenues and EBITDA for the first quarter ended November 30, 2001 to actual results as reported in the consolidated statement of income for the same period and should be read in conjunction with the preceding comments on supplemental earnings measures:

(thousands of Canadian dollars)	Three months ended November 30, 2001
(unaudited)	As reported	Acquisitions	Dispositions	Pro forma

Revenues:
Television	69,836	11,355	(6,264)	74,927
Radio	55,637	459	—	56,096
Content
- production & distribution	26,834	—	—	26,834
- branded consumer products	22,848	—	(16,863)	5,985
Eliminations	(437)	—	—	(437)

	174,718	11,814	(23,127)	163,405

EBITDA: (1)
Television	24,514	3,855	(2,151)	26,218
Radio	14,952	21	—	14,973
Content
- production & distribution	3,843	—	—	3,843
- branded consumer products	3,342	—	(1,892)	1,450
Corporate	(953)	—	—	(953)
Eliminations	(6)	—		(6)

	45,692	3,876	(4,043)	45,525

(1)	EBITDA means net income before minority interest, equity earnings from investees, income tax expense, restructuring charges, foreign exchange loss, other income, loss on sale of investments, interest on long-term debt, amortization and depreciation.

Fiscal 2003 Divestitures

     Corus is a Canadian-based media and entertainment company that has grown both organically and through acquisitions. Corus competes in three sectors — Television, Radio, and Content with the following fiscal 2003 divestitures:

•	On October 31, 2002, Corus completed the sale of its 70% interest in Country Canada.

•	Effective November 30, 2002, Corus completed the sale of its 100% interest in Sound Products Limited.

Corus	3

Overview of Consolidated Results

The renewed emphasis on core assets is reflected in the first quarter results as the outstanding results of the Television division and solid advertising growth delivered by the Radio division helped to offset the planned production slate reduction at Nelvana.

First Quarter Results

Revenues

Revenues for the three months ended November 30, 2002 were $158.1 million, down 9% from $174.7 million last year. On a pro forma basis, although revenues were up in Television and Radio divisions by 3% and 6% respectively, consolidated revenues were down 3% from $163.4 million last year as a result of our decision to reduce the first quarter production slate from 85 episodes last year to 53 episodes this year.

Operating, general and administrative expenses

Operating, general and administrative expenses for first quarter fiscal 2003 were $113.3 million, down 12% from $129.0 million in the prior year. On a pro forma basis, operating, general and administrative expenses were down 4% from the prior year primarily as a result of reduced film amortization expense at Content.

EBITDA

EBITDA was $44.8 million, a decrease of 2% over last year. On a pro forma basis, EBITDA also declined slightly. Television and Radio achieved EBITDA growth of 27% and 8% respectively; however, Content was in a breakeven position this year reflecting our decision to produce 32 fewer episodes in the first quarter of 2003. Consolidated EBITDA as a percentage of revenues was 28% for both the quarter and the prior year, on a pro forma basis.

Depreciation

Depreciation in the first quarter was $6.0 million, up from $5.7 million last year. The increase was due to an increase in Corus’ capital asset base from acquisitions made in fiscal 2002.

Amortization

Amortization in the first quarter was $2.1 million, up from $1.4 million last year. The increase was largely due to amortization of additional financing costs and digital channel start up costs in fiscal 2003.

Interest expense

Interest expense in the first quarter was $15.5 million compared to $13.8 million last year reflecting the interest expense associated with the senior subordinated notes. Our effective interest rate for the quarter was 8.8% compared to 7.5% in the prior year.

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Loss on sale of investments

The loss on sale of investments of $1.0 million in the first quarter is primarily related to the disposal of the 70% interest in the digital channel, Country Canada.

Restructuring charges

In response to the weakened world market for film production and distribution, Corus has continued to streamline operations to ensure the Company’s profitability and competitive positioning in all divisions. Accordingly, restructuring charges of $5.0 million were recorded in the quarter, representing workforce reductions in the Content division. This reduced workforce is indicative of the reduced level of programming slated for future production.

Income taxes

Income tax expenses as a percentage of income before taxes were 51.0% for the quarter compared to the statutory rate of 37.5%. This difference arises primarily from the contrasting treatments for tax and accounting for asset divestitures.

Equity earnings from investees

Equity earnings from investees decreased to $1.4 million from $1.7 million last year. The decrease relates to the inclusion of 50% of the losses relating to Locomotion acquired in May 2002.

Net income

Net income for the first quarter was $8.3 million compared to net income of $3.8 million last year. Earnings per share for the quarter was $0.19 basic ($0.19 diluted) compared with earnings per share of $0.09 basic ($0.09 diluted) last year. Excluding restructuring charges and loss on sale of investments, adjusted basic earnings per share were $0.29 for the quarter (see Appendix A).

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Television

The Television division consists of the following: specialty television networks YTV, Treehouse TV, W Network (formerly WTN), Corus’ 80% interest in CMT (Country Music Television) and 50.5% interest in Telelatino; Corus’ Premium Television Services of Movie Central; interests in four digital television channels; Digital ADventure, a cable advertising service; three local television stations; and Max Trax (formerly DMX Commercial), a residential digital audio service.

Financial Highlights

	Three months ended

			Nov. 30
(unaudited)	Nov. 30	Nov. 30	2001
(thousands of Canadian dollars)	2002	2001	Pro forma (3)

Revenues	77,091	69,836	74,927
EBITDA (1)	31,039	24,514	26,218
EBITDA margin (2)	40%	35%	35%

(1)	EBITDA means net income before minority interest, equity earnings from investees, income tax expense, restructuring charges, foreign exchange loss, other income, loss on sale of investments, interest on long-term debt, amortization and depreciation.

(2)	EBITDA margin means EBITDA as a percentage of revenues.

(3)	See table under Supplemental Earnings Measures.

Revenues for the first quarter increased 10% to $77.1 million from $69.8 million last year. EBITDA was $31.0 million, up 27% from $24.5 million last year. On a pro forma basis, revenues increased 3% and EBITDA increased 18%. EBITDA as a percentage of revenues was 40% for the quarter.

Advertising revenue showed a strong gain increasing 5% over the prior year pro forma results. The majority of the advertising revenue gain came from the strong performance at W which bettered pro forma prior year by an impressive 32%. YTV also performed well with a 5% increase over last year’s results.

Corus	6

Radio

The Radio division is comprised of 50 radio stations, subject to CRTC approval of the divestiture of two Oshawa radio stations, situated primarily in eight of the ten largest Canadian markets by population and in the densely populated area of southern Ontario. Corus is Canada’s leading radio operator in terms of revenues and audience reach.

Financial Highlights

	Three months ended

			Nov. 30
(unaudited)	Nov. 30	Nov. 30	2001
(thousands of Canadian dollars)	2002	2001	Pro forma (3)

Revenues	59,321	55,637	56,096
EBITDA (1)	16,095	14,952	14,973
EBITDA margin (2)	27%	27%	27%

(1)	EBITDA means net income before minority interest, equity earnings from investees, income tax expense, restructuring charges, foreign exchange loss, other income, loss on sale of investments, interest on long-term debt, amortization and depreciation.

(2)	EBITDA margin means EBITDA as a percentage of revenues.

(3)	See table under Supplemental Earnings Measures.

Radio revenues in the first quarter increased by 7% to $59.3 million from $55.6 million last year. EBITDA was $16.1 million, up from $15.0 million last year. EBITDA as a percentage of revenues was 27% for the quarter. On a pro forma basis, Radio revenues in the first quarter were up 6% compared to last year. EBITDA in the first quarter was up 8%.

Corus Radio saw a resurgence of the national advertising market showing a 17% increase from the prior year pro forma. The operations in Quebec were particularly strong with revenue up 25%.

Corus	7

Content

Content’s operations consist of the production and distribution of television programs, merchandise licensing and publishing.

Financial Highlights

	Three months ended

			Nov. 30
(unaudited)	Nov. 30	Nov. 30	2001
(thousands of Canadian dollars)	2002	2001	Pro forma (3)

Revenues
- production & distribution	16,203	26,834	26,834
- branded consumer products	6,464	22,848	5,985

	22,667	49,682	32,819

EBITDA (1)
- production & distribution	(553)	3,843	3,843
- branded consumer products	595	3,342	1,450

	42	7,185	5,293

EBITDA margin (2)
- production & distribution	n/a	14%	14%
- branded consumer products	9%	15%	24%
	0%	14%	16%

(1)	EBITDA means net income before minority interest, equity earnings from investees, income tax expense, restructuring charges, foreign exchange loss, other income, loss on sale of investments, interest on long-term debt, amortization and depreciation.

(2)	EBITDA margin means EBITDA as a percentage of revenues.

(3)	See table under Supplemental Earnings Measures.

Revenues for the quarter were $22.7 million, a decrease of 31% over the prior year, on a pro forma basis. The Content division was in a breakeven position for EBITDA reporting.

The Production and Distribution business experienced a decrease in revenue of 40% which reflects: (i) a decrease of 51% for current year production to $9.5 million; and (ii) a 17% decrease in library revenue to $5.6 million. The decrease in current production revenue is driven by a decrease in proprietary production to 53 episodes from 85 episodes last year.

For the branded consumer products business, on a pro forma basis, revenues increased 8% from the prior year while EBITDA was down 59% from the prior year. Current year merchandise sales showed strong results from Beyblade offset by an increased investment in marketing support while prior year showed strong results from Franklin, and Little Bear products.

Corus	8

Liquidity and Capital Resources

Cash flow

Cash flow derived from operations for the quarter was $37.9 million down from $52.6 million last year. Cash flow per share for the quarter was $0.89 basic ($0.89 diluted) compared with $1.24 basic ($1.23 diluted) last year.

Cash used by investing activity in the quarter was $53.0 million, down $39.3 million from $92.3 million the prior year. The decrease was due to the net effect of the following:

•	Lower cash usage for material business acquisitions and investments. Fiscal 2002 included $80.0 million for W Network (formerly WTN), Telelatino and The Comedy Network while fiscal 2003 consisted of minimal investing activity.

•	Net proceeds of $1.2 million from sale of Country Canada compared to fiscal 2002 having $48.1 million from sale of 1.1 million shares of Astral Media Inc.

•	Reduced additions to deferred charges in fiscal 2003, down $3.6 million from fiscal 2002.

Cash flow from financing activities during the quarter was $32.8 million down from $83.6 million last year. Long-term debt, net of repayments, increased during the year by $32.6 million to finance operations.

Long-term debt

Excluding the write-down to film investments in the fourth quarter of 2002, the ratio at November 30, 2002 is 4.4 to 1. Management considers the current level of long-term debt to be reasonable.

Impact of New Accounting Pronouncements

Foreign Currency Translation

The Company has retroactively adopted with restatement section 1650, Foreign Currency Translation, of the CICA Handbook which eliminates the unique Canadian treatment of deferring and amortizing unrealized translation gains and losses on long term monetary items. The new recommendations require that these unrealized translation gains and losses be included in the determination of net income as they arise. The retroactive adoption of this accounting policy has caused the consolidated balance sheet, statements of income and retained earnings, and cash flows for the period ended November 30, 2001 to be restated (see Note 2a of the financial statements for more detail).

Corus	9

Stock-based Compensation

In 2001, the CICA issued Handbook Section 3870, effective for fiscal years beginning on or after January 1, 2002. This pronouncement establishes a new standard for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided to a company by both employees and non-employees.

The standard requires that, for all stock-based payments to non-employees and to employees where the stock-based awards call for settlement in cash or other assets, including stock appreciation rights, a compensation expense be recognized in the statement of earnings, determined using a fair value based method of accounting. The standard is effective for the Company’s fiscal year beginning September 1, 2002 and is applied to stock-based awards granted on or after that date.

The Company adopted the new standard on September 1, 2002, and includes the compensation costs associated with such payments and awards in its statement of earnings.

Additionally, for stock options granted to its employees, the new standard permits the Company to continue its existing policy of recognizing no compensation expense. Consideration paid by employees on the exercise of stock options is recorded as an increase in the Company’s cash and share capital accounts (for details of the pro forma disclosure of stock option expense, see Note 2(b) of the financial statements).

Recent Accounting Pronouncements

Hedging Relationships

In November 2001, the CICA issued Accounting Guideline 13, Hedging Relationships (“AcG 13”). AcG-13 establishes new criteria for hedge accounting and will apply to all hedging relationships in effect for the Company’s fiscal year commencing on September 1, 2003 under Canadian GAAP. To qualify for hedge accounting, consistent with U.S. GAAP, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedge. The Company currently documents all hedging relationships on an ongoing basis. The Company expects to be able to comply with the requirements of AcG-13 such that all of its current hedges will continue to qualify for hedge accounting.

Corus	10

Risks and Uncertainties

There have been no material changes in any risks or uncertainties facing Corus since the year ended August 31, 2002.

Forward-Looking Statements

This Report to Shareholders contains forward-looking statements. The results or events predicted in these statements may differ materially from actual results or events. These forward-looking statements can generally be identified by the use of statements that include phrases such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “will” or similar words or phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements are based on our current expectations and our projections about future events. However, whether actual results and developments will conform with our expectations and projections is subject to a number of risks and uncertainties, including, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities (or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; and, changes in accounting standards. These are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown and unpredictable factors could also harm our results. Consequently, there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

On behalf of the Board,

John M. Cassaday President and Chief Executive Officer	Heather A. Shaw Executive Chair	January 23, 2003

Corus	11

CORUS ENTERTAINMENT INC.
APPENDIX A
ADJUSTED BASIC EARNINGS PER SHARE
(unaudited)

Net income for the three months ended November 30, 2002 and 2001 reflect a number of items not considered to be in the ordinary course of business and accounting policy changes which affect the comparability of the figures. These items include:

•	Losses on sale of investments in fiscal 2003 and 2002

•	Restructuring charges in fiscal 2003 and 2002

Comparable results, adjusted to exclude the above items are as follows:

	Three months ended

		Nov. 30
	Nov. 30	2001
(thousands of Canadian dollars)	2002	[restated] (2)

Net income, as reported	8,296	3,746
Loss on sale of investments, after-tax	659	3,557
Restructuring charge, after-tax	3,480	9,800

Adjusted net income	12,435	17,103

	Three months ended

	Nov. 30	Nov. 30
(dollars per share)	2002	2001

Basic earnings per share, as reported	$0.19	$0.09
Loss on sale of investments, after-tax	0.02	0.08
Restructuring charge, after-tax	0.08	0.23

Adjusted basic earning per share(1)	$0.29	$0.40

(1)	See Supplemental Earnings Measures

(2)	See note 2 to the consolidated financial statements which discusses the adoption of the new Canadian accounting standard with respect to foreign currency translation.

Corus	12

CORUS ENTERTAINMENT INC.
CONSOLIDATED BALANCE SHEETS

	November 30, 2002	August 31, 2002
(thousands of Canadian dollars)	[unaudited]	[audited]

ASSETS
Current
Cash and cash equivalents	6,573	20,467
Accounts receivable	176,858	166,650
Prepaid expenses and other	11,079	9,850
Inventories	4,089	4,230
Program and film rights	61,970	50,332
Future tax asset	13,584	—

Total current assets	274,153	251,529

Tax credits receivable	31,451	30,332
Investments and other assets	85,610	84,755
Capital assets	97,450	100,841
Program and film rights	18,301	15,645
Film investments	149,756	140,601
Deferred charges	34,991	37,486
Broadcast licenses and other intangibles	482,594	482,594
Goodwill	781,373	781,373

	1,955,679	1,925,156

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	161,281	178,277
Income taxes payable	9,462	5,748
Future tax liability	—	2,248
Current portion of long-term debt	2,391	2,391

Total current liabilities	173,134	188,664

Long-term debt	681,773	646,614
Deferred credits	70,134	76,631
Other long-term liabilities	6,610	6,610
Future tax liability	158,454	150,177
Minority interest	6,158	5,445

Total liabilities	1,096,263	1,074,141

SHAREHOLDERS’ EQUITY
Share capital [note 4]	881,631	881,415
Retained deficit	(23,590)	(31,886)
Cumulative translation adjustment	1,375	1,486

Total shareholders’ equity	859,416	851,015

	1,955,679	1,925,156

See accompanying notes

Corus	13

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

	Three months ended

		November 30
(unaudited)	November 30	2001
(thousands of Canadian dollars except per share amounts)	2002	[restated - note 2[a]]

Revenues	158,147	174,718
Operating, general and administrative expenses	113,312	129,026

Operating income before the following	44,835	45,692
Depreciation	6,011	5,683
Amortization	2,118	1,353
Interest on long-term debt	15,495	13,763
Loss on sale of investments [note 3]	994	4,463
Other income	(452)	(428)
Foreign exchange loss [note 2]	55	1,129
Restructuring charge [note 5]	5,025	15,887

Income before income taxes	15,589	3,842
Income tax expense [note 2]	7,956	1,622

Income before equity earnings from investees and minority interest	7,633	2,220
Equity earnings from investees	1,376	1,729
Minority interest	(713)	(203)

Net income	8,296	3,746

Retained earnings (deficit), beginning of period as previously reported	(31,886)	284,151

Adjustment for changes in accounting policies [note 2 (a)]	—	(147,390)

Retained earnings (deficit), end of period	(23,590)	140,507

Earnings per share
Basic	$0.19	$0.09
Diluted	$0.19	$0.09
Weighted average number of shares outstanding [in thousands]
Basic	42,641	42,604
Diluted	42,641	42,663

See accompanying notes

Corus	14

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended

		November 30
(unaudited)	November 30	2001
(thousands of Canadian dollars except per share amounts)	2002	[restated note 2[a]]

OPERATING ACTIVITIES
Net income	8,296	3,746
Add (deduct) non-cash items:	7
Depreciation	6,011	5,683
Amortization of program and film rights and film investments	28,770	46,993
Other amortization	2,118	1,353
Future income taxes	(7,639)	(9,295)
Foreign exchange loss	55	1,129
Loss on sale of investments	994	4,464
Equity earnings from investees	(1,376)	(1,728)
Minority interest	713	203
Other	—	94

Cash flow derived from operations	37,942	52,642
Net change in non-cash working capital balances related to operations	(31,475)	(38,782)
Other	(190)	676

Cash provided by operating activities	6,277	14,536

INVESTING ACTIVITIES
Additions to capital assets	(3,439)	(4,372)
Net proceeds from sale of investments	—	48,577
Net proceeds from business divestitures	1,200	—
Business acquisitions, net of cash acquired	—	(61,894)
Additions to investments	(3,437)	(18,064)
Payments of program and film rights	(19,921)	(22,878)
Additions to film investments	(26,447)	(26,868)
Additions to deferred charges	(14)	(3,636)
Other	(924)	(3,125)

Cash used in investing activities	(52,982)	(92,260)

FINANCING ACTIVITIES
Decrease in bank overdraft	—	(6,536)
Increase in revolving loans	32,677	135,000
Decrease of securitized borrowing	—	(44,750)
Decrease in other long-term debt	(82)	(145)
Other	216	—

Cash provided by financing activities	32,811	83,569

Net increase (decrease) in cash and cash equivalents during the period	(13,894)	5,845
Cash and cash equivalents, beginning of the period	20,467	—

Cash and cash equivalents, end of the period	6,573	5,845

Cash flow derived from operations per share
Basic	$0.89	$1.24
Diluted	$0.89	$1.23

See accompanying notes

Corus	15

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Corus Entertainment Inc. (“Corus” or the “Company”) is a diversified Canadian communications and media broadcasting company. The Company is incorporated under the Canada Business Corporations Act and its shares are listed on the Toronto and New York Stock Exchanges.

1.	SIGNIFICANT ACCOUNTING POLICIES

The notes presented in these interim financial statements include only significant events and transactions occurring since the Company’s last fiscal year and are not fully inclusive of all matters normally disclosed in the Company’s annual audited financial statements. As a result, these interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2002.

These interim unaudited consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as disclosed in note 2.

2.	ACCOUNTING CHANGES

(a)	Foreign currency translation

Commencing September 1, 2002, the Company has retroactively adopted with restatement the amended Canadian standard for foreign currency translation, which is consistent with U.S. standards and eliminates the treatment of deferring and amortizing unrealized translation gains and losses on long term monetary items that are not hedged and requires that unrealized translation gains and losses be included in the determination of net income as they arise. Earnings per share for the period ended November 30, 2001 did not change with this adoption. The retroactive adoption of this accounting policy, together with the adoption in fiscal 2002 of the standard related to goodwill and other intangible assets, has had the following impact on the financial statements for the three months ended, and as of, November 30, 2001:

Three months ended
(thousands of Canadian dollars, except per share amounts)	Nov. 30, 2001

Foreign exchange loss
As previously reported	$928
Adjustment	201

As restated	$1,129

Income taxes
As previously reported	$1,662
Adjustment	(40)

As restated	$1,622

Net income
As previously reported	$3,907
As restated	$3,746

Retained earnings, as at Sept. 1, 2001
As previously reported	$284,151
Adjustment for adoption of goodwill and other intangible assets	(150,000)
Adjustment for adoption of foreign currency translation	2,610

As restated	$136,761

Corus	16

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

(b)	Stock-based compensation and other stock-based payments

Commencing September 1, 2002, the Company adopted the new accounting standard which requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to direct awards of stock to employees. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees but with additional disclosures of pro forma information. The Company has applied the pro forma disclosure provisions of the new standard to awards granted on or after September 1, 2002. The pro forma effect of awards granted prior to September 1, 2002 has not been included. The standard requires the disclosure of pro forma net earnings and earnings per share information as if the Company had accounted for employee stock options under the fair value method. The fair value of the options issued in the quarter was determined using the Black Scholes option pricing model. The following table shows the assumptions used in the pricing model and the impact on the net income and earnings per share for the quarter. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to income over the vesting period on a straight line basis.

Pro forma stock compensation disclosures:

(thousands of Canadian dollars, except per share		Three months ended
amounts)		Nov. 30, 2002

Net income		$8,296
Estimated stock-based compensation costs		(258)

Pro forma net income		$8,038

Pro forma earnings per share
Basic		$0.19
Diluted		$0.19
Assumptions
Expected lives (in years)	Five
Risk-free interest rates	4.9%
Dividend yield	0%
Volatility	41.1%

3.	DIVESTITURES

(a)	Country Canada.

On October 31, 2002, Corus sold its 70% interest in Country Canada, a digital service channel, for cash consideration of $1,200,000. The transaction resulted in a pre-tax loss of approximately $1,300,000.

(b)	Sound Products Limited

Effective November 30, 2002, Corus sold all of its outstanding shares in Sound Products Limited for approximately $1,300,000. A note receivable was recorded at November 30, 2002, of which $750,000 was received subsequent to the quarter end. The remaining balance is collateralized by the assets and undertaking of Sound Products Limited and accrues interest at a prescribed rate. This amount will be collected over a three year period.

Corus	17

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

4.	SHARE CAPITAL

Authorized:

The Company is authorized to issue an unlimited number of Class A participating shares (“Class A Voting Shares”), Class B non-voting participating shares (“Class B Non-Voting Shares”), Class A Preferred Shares, and Class 1 and Class 2 Preferred shares.

Issued and Outstanding:

Nov. 30	Aug. 31		Nov. 30	Aug. 31
2002	2002		2002	2002
(number of shares)			(thousands of canadian dollars)

1,794,712	1,838,712	Class A Voting Shares	27,796	28,478
40,846,588	40,802,588	Class B Non-Voting Shares	855,664	854,982
n/a	n/a	Executive stock purchase loans	(1,829)	(2,045)

42,641,300	42,641,300		881,631	881,415

On September 1, 2002, the Company granted 535,000 options for the issue of Class B Non-Voting Shares, exercisable at $20.25, of which 65,000 are contingently issuable upon meeting certain performance targets.

As of November 30, 2002, the Company has outstanding stock options for 3,035,463 Class B Non-Voting shares, of which 1,191,542 are vested. The maximum number of shares that can be reserved for issuance under the Company’s Stock Option Plan is 4,084,642.

The following is a reconciliation of the numerators and denominators used for the computation of the basic and diluted earnings per share amounts.

	Nov.	Nov.
thousands of Canadian Dollars	2002	2001

Net income for the period [numerator]	8,296	3,746

[thousands of shares]
Weighted average number of shares outstanding [denominator]
Weighted average number of share outstanding — basic	42,641	42,604
Effect of dilutive securities	—	59

Weighted average number of shares outstanding — diluted	42,641	42,663

5.	RESTRUCTURING CHARGES

During the first quarter, a restructuring charge of $5.0 million [November 30, 2001 — $15.9 million] was recorded. The charge in the current period represents workforce reductions in the Content division. This reduced workforce is indicative of the reduced level of programming slated for future production. The provision at November 30, 2002 of $5.0 million is expected to be substantially drawn down by the end of fiscal 2003.

Restructuring provision balance of $11.3 million included in accounts payable and accrued liabilities as at August 31, 2002 had the following activity in the first quarter of fiscal 2003:

Corus	18

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

	Provision		Cumulative	Provision
	Balance		Cash	Balance
thousands of Canadian dollars	Aug. 31, 2002	Additions	Payments	Nov. 30, 2002

Workforce reduction	7,294	5,025	1,703	10,616
Contract settlement and lease
costs	3,787	—	804	2,983
Other	261	—	46	215

	11,342	5,025	2,553	13,814

6.	BUSINESS SEGMENT INFORMATION

The Company’s business activities are conducted through three reportable operating segments:

Radio Broadcasting [“Radio"]

The Radio segment is comprised of 50 radio stations, subject to CRTC approval of the divestiture of two Oshawa radio stations [2001 — 52 radio stations], situated primarily in high growth urban centers in Canada. Revenues are derived from advertising aired over these stations.

Television

The Television segment includes interests in several specialty television networks, pay television and pay-per-view services, several conventional television stations, digital audio services and cable advertising services. Revenues are generated from affiliate subscriber fees and advertising.

Content

The Content segment includes the production and distribution of film and television programs and the branded consumer products business [formerly merchandise licensing and publishing businesses] of Nelvana Limited which was acquired in fiscal 2001. Revenues are generated from licensing of proprietary films and television programs, merchandise licensing and publishing.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Management evaluates the business segments’ performance using a profit measure based on revenues less operating, general and administrative expenses.

Corus	19

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

(a)	Operating revenues and margin

	Three months ended

	Nov. 30	Nov. 30
(thousands of Canadian dollars)	2002	2001

Revenues
Television	77,091	69,836
Radio	59,321	55,637
Content — production & distribution	16,203	26,834
— branded consumer products(1)	6,464	22,848
Eliminations	(932)	(437)

	158,147	174,718

Segment Profit
Television	31,039	24,514
Radio	16,095	14,952
Content — production & distribution	(553)	3,843
— branded consumer products(1)	595	3,342
Corporate	(2,297)	(953)
Eliminations	(44)	(6)

	44,835	45,692

(b)	Segment assets

	Nov. 30	Aug. 31
(thousands of Canadian dollars)	2002	2002

Segment assets
Television	495,635	472,507
Radio	338,331	334,209
Content — production & distribution	265,187	271,252
— branded consumer products	19,961	14,519
Corporate	837,787	833,791
Eliminations	(1,222)	(1,122)

	1,955,679	1,925,156

(1)	With the sale of Klutz in April 2002, the Company combined its publishing and merchandising segments into the branded consumer products segment.

7.	COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

Certain comparative consolidated amounts have been reclassified from those previously presented to conform to the presentation of the 2003 consolidated financial statements.

Corus	20